February 23, 2023	Philip T. Colton Direct Dial: (612) 604-6729 Main Fax: (612) 604-6800 pcolton@winthrop.com

VIA EDGAR
The Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Lily Dang, Jenifer Gallagher, and Karl Hiller

Re:	Air T, Inc.
Form 10-K for the Fiscal Year ended March 31, 2022
Filed June 28, 2022
File No. 001-35476

Dear Ms. Dang:
This letter follows our telephone conversation of February 23, 2023. During our call we advised that our client Air T, Inc. anticipates providing a response to the comment letter received in connection with the above-described matter on Tuesday, March 14, 2023. The additional time is necessary to obtain appropriate input, review and approval of the response letter by all internal and external parties.
Thank you for your accommodation.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
/s/ Philip T. Colton
Philip T. Colton

cc:	Brian Ochocki
Mark Jundt

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